Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Second Quarter of 2024 Unaudited Financial Results

•	A total of 1,412 hotels, or 161,686 hotel rooms, in operation as of June 30, 2024.

•	Net revenues for the second quarter of 2024 increased by 64.5% year-over-year to RMB1,797 million (US$247 million), compared with RMB1,093 million for the same period of 2023.

•	Net income for the second quarter of 2024 increased by 27.1% year-over-year to RMB304 million (US$42 million), compared with RMB239 million for the same period of 2023.

•	Adjusted net income (non-GAAP)[1] for the second quarter of 2024 increased by 31.6% year-over-year to RMB328 million (US$45 million), compared with RMB249 million for the same period of 2023.

•	EBITDA (non-GAAP)[2] for the second quarter of 2024 increased by 25.3% year-over-year to RMB419 million (US$58 million), compared with RMB334 million for the same period of 2023.

•	Adjusted EBITDA (non-GAAP)[3] for the second quarter of 2024 increased by 28.6% year-over-year to RMB443 million (US$61 million), compared with RMB344 million for the same period of 2023.

SHANGHAI,  August 29, 2024 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter of 2024 Operational Highlights

As of June 30, 2024, there were 1,412 hotels with a total of 161,686 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 36.6% and 34.3% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of June 30, 2024, there were 712 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB441 for the second quarter of 2024, compared with RMB475 for the same period of 2023 and RMB430 for the first quarter of 2024.

The occupancy rate4 was 78.4% for the second quarter of 2024, compared with 77.1% for the same period of 2023 and 73.3% for the first quarter of 2024.

The revenue per available room4 (“RevPAR”) was RMB359 for the second quarter of 2024, compared with RMB384 for the same period of 2023 and RMB328 for the first quarter of 2024.

The GMV5 generated from our retail business was RMB620 million for the second quarter of 2024, representing an increase of 157.6% year-over-year.

“Driven by the synergistic growth of our accommodation and retail businesses, we delivered a strong performance for the second quarter of 2024, further solidifying our industry leadership,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “Our hotel network expansion maintained its vigorous momentum with 123 new openings in the second quarter, representing a new quarterly record. As of the end of the second quarter, we had a total of 1,412 hotels in operation, representing a 36.6% year-over-year increase, which accelerates the progress toward our goal of 2,000 premier hotels nationwide by 2025. In the second quarter, while RevPAR declined year-over-year primarily due to a high base effect, our occupancy rate remained solid, reaching 101.7% of 2023’s level for the same period. Additionally, our retail business continued to deliver exceptional performance in the second quarter, with GMV up by 157.6% year-over-year to RMB620 million, as a result of our efficient new product development and ongoing product offering expansion.

“Looking ahead to the second half of 2024, we will continue propelling progress with our deep understanding of and ability to fulfill customer needs. By consistently enhancing the ‘Chinese Experience’, we will promote comprehensive, high-quality growth across our Group’s businesses and brand portfolio,” concluded Mr. Wang.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. In the second quarter of 2024, no hotels were requisitioned for quarantine needs. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

Second Quarter of 2024 Unaudited Financial Results

(RMB in thousands)	Q2 2023	Q2 2024
Revenues:
Manachised hotels	626,483	1,026,979
Leased hotels	219,524	180,333
Retail	211,648	536,734
Others	35,054	53,001
Net revenues	1,092,709	1,797,047

Net revenues. Our net revenues for the second quarter of 2024 increased by 64.5% to RMB1,797 million (US$247 million) from RMB1,093 million for the same period of 2023, mainly driven by the growth in manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the second quarter of 2024 increased by 63.9% to RMB1,027 million (US$141 million) from RMB626 million for the same period of 2023. This increase was primarily driven by our ongoing hotel network expansion and the rapid growth of our supply chain business. The total number of our manachised hotels increased from 1,001 as of June 30, 2023 to 1,382 as of June 30, 2024. RevPAR of our manachised hotels was RMB355 for the second quarter of 2024, compared with RMB377 for the same period of 2023.

•	Leased hotels. Revenues from our leased hotels for the second quarter of 2024 decreased by 17.9% to RMB180 million (US$25 million) from RMB220 million for the same period of 2023, primarily due to a decrease in the number of leased hotels as a result of our product mix optimization, as well as a decrease in RevPAR. RevPAR of our leased hotels was RMB503 for the second quarter of 2024, compared with RMB537 for the same period of 2023.

•	Retail. Revenues from retail for the second quarter of 2024 increased by 153.6% to RMB537 million (US$74 million) from RMB212 million for the same period of 2023. This increase was driven by widespread recognition of our retail brands and effective product innovation and development as we successfully broadened our range of product offerings. In the second quarter of 2024, comforters sales accounted for over 20% of retail revenues, further accelerating the growth of our retail business.

•	Others. Revenues from others for the second quarter of 2024 increased by 51.2% to RMB53 million (US$7 million) from RMB35 million for the same period of 2023. This increase was driven by our fast-growing membership business.

(RMB in thousands)	Q2 2023	Q2 2024
Operating costs and expenses:
Hotel operating costs	(509,513)	(775,753)
Retail costs	(107,560)	(265,003)
Other operating costs	(13,261)	(9,918)
Selling and marketing expenses	(94,400)	(224,607)
General and administrative expenses	(73,450)	(91,488)
Technology and development expenses	(17,831)	(32,952)
Total operating costs and expenses	(816,015)	(1,399,721)

Operating costs and expenses for the second quarter of 2024 were RMB1,400 million (US$193 million), including RMB24 million share-based compensation expenses, compared with RMB816 million, including RMB10 million share-based compensation expenses for the same period of 2023.

•	Hotel operating costs for the second quarter of 2024 were RMB776 million (US$107 million), compared with RMB510 million for the same period of 2023. This increase was mainly due to the increase in variable costs, such as supply chain costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 64.3% of manachised and leased hotels’ revenues for the second quarter of 2024, compared with 60.2% for the same period of 2023. This increase was due to a decrease in RevPAR attributable to the high base effect in the same period of 2023, as well as an increased share of revenue generated by the lower-margin supply chain business.

•	Retail costs for the second quarter of 2024 were RMB265 million (US$36 million), compared with RMB108 million for the same period of 2023. This increase was associated with the rapid growth of our retail business. Retail costs accounted for 49.4% of retail revenues for the second quarter of 2024, compared with 50.8% for the same period of 2023. This decrease was attributable to an increasing contribution from higher-margin online sales.

•	Other operating costs for the second quarter of 2024 were RMB10 million (US$1.4 million), compared with RMB13 million for the same period of 2023.

•	Selling and marketing expenses for the second quarter of 2024 were RMB225 million (US$31 million), compared with RMB94 million for the same period of 2023. This increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 12.5% of net revenues for the second quarter of 2024, compared with 8.6% for the same period of 2023.

•	General and administrative expenses for the second quarter of 2024 were RMB91 million (US$13 million), including RMB15 million share-based compensation expenses, compared with RMB73 million, including RMB9 million share-based compensation expenses for the same period of 2023. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.2% of net revenues for the second quarter of 2024, compared with 5.9% for the same period of 2023.

•	Technology and development expenses for the second quarter of 2024 were RMB33 million (US$5 million), compared with RMB18 million for the same period of 2023. This increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business and improve customer experience. Technology and development expenses accounted for 1.8% of net revenues for the second quarter of 2024, compared with 1.6% for the same period of 2023.

Other operating income (expenses), net for the second quarter of 2024 was RMB6 million (US$0.8 million) expenses, compared with RMB30 million income for the same period of 2023. This decrease was primarily due to the decrease in government subsidies.

Income from operations for the second quarter of 2024 was RMB391 million (US$54 million), compared with RMB307 million for the same period of 2023.

Income tax expense for the second quarter of 2024 was RMB110 million (US$15 million), compared with RMB79 million for the same period of 2023.

Net income for the second quarter of 2024 was RMB304 million (US$42 million), representing an increase of 27.1% year-over-year compared with RMB239 million for the same period of 2023.

Adjusted net income (non-GAAP) for the second quarter of 2024 was RMB328 million (US$45 million), representing an increase of 31.6% year-over-year compared with RMB249 million for the same period of 2023.

Basic and diluted income per share/American depositary share (ADS). For the second quarter of 2024, basic income per share was RMB0.73 (US$0.10), and diluted income per share was RMB0.73 (US$0.10). Basic income per ADS for the second quarter of 2024 was RMB2.20 (US$0.30), and diluted income per ADS was RMB2.19 (US$0.30).

EBITDA (non-GAAP) for the second quarter of 2024 was RMB419 million (US$58 million), representing an increase of 25.3% compared with RMB334 million for the same period of 2023.

Adjusted EBITDA (non-GAAP) for the second quarter of 2024 was RMB443 million (US$61 million), representing an increase of 28.6% compared with RMB344 million for the same period of 2023.

Cash flows. Operating cash inflow for the second quarter of 2024 was RMB577 million (US$79 million). Investing cash outflow for the second quarter of 2024 was RMB306 million (US$42 million). There were no cash flows from financing activities for the second quarter of 2024.

Cash and cash equivalents and restricted cash. As of June 30, 2024, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.3 billion (US$457 million).

Debt financing. As of June 30, 2024, the Company had total outstanding borrowings of RMB92 million (US$13 million), and the unutilized credit facility available to the Company was RMB450 million.

Outlook

For the full year of 2024, the Company currently expects total net revenues to increase by 48% to 52% compared with full-year 2023.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Thursday, August 29, 2023 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Second Quarter 2024 Earnings Conference Call
Pre-registration Link: https://register.vevent.com/register/BIbfa7010eae7841bcbc827b0194809f7c

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis, excluding share-based compensation expenses, which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	2,840,807	3,322,879	457,243
Short-term investments	751,794	1,008,571	138,784
Accounts receivable	162,101	165,286	22,744
Prepayments and other current assets	251,900	264,441	36,388
Amounts due from related parties	115,900	123,460	16,989
Inventories	119,078	160,889	22,139
Total current assets	4,241,580	5,045,526	694,287
Non-current assets
Restricted cash	946	1,106	152
Contract costs	98,220	111,507	15,344
Property and equipment, net	266,120	262,381	36,105
Operating lease right-of-use assets	1,712,580	1,559,106	214,540
Intangible assets, net	4,247	3,957	545
Goodwill	17,446	17,446	2,401
Other assets	100,939	90,960	12,517
Deferred tax assets	144,947	193,091	26,570
Total non-current assets	2,345,445	2,239,554	308,174
Total assets	6,587,025	7,285,080	1,002,461

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	295,721	310,466	42,722
Accounts payable	594,545	669,883	92,179
Deferred revenue, current	406,066	437,106	60,148
Salary and welfare payable	189,823	179,166	24,654
Accrued expenses and other payables	684,391	742,120	102,118
Income taxes payable	136,201	106,381	14,639
Short-term borrowings	70,000	90,000	12,384
Amounts due to related parties	1,104	2,932	403
Total current liabilities	2,377,851	2,538,054	349,247
Non-current liabilities
Operating lease liabilities, non-current	1,583,178	1,422,930	195,802
Deferred revenue, non-current	369,455	433,037	59,588
Long-term borrowings, non-current portion	2,000	2,000	275
Other non-current liabilities	194,452	227,198	31,263
Total non-current liabilities	2,149,085	2,085,165	286,928
Total liabilities	4,526,936	4,623,219	636,175

1 Translations of balances in the consolidated financial statements from RMB into US$ for the second quarter of 2024 and as of June 30, 2024 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.2672, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	244	258	36
Class B ordinary shares	56	56	8
Additional paid in capital	1,555,773	1,582,786	217,799
Retained earnings	507,226	1,068,036	146,967
Accumulated other comprehensive income	4,769	17,900	2,463
Total equity attributable to shareholders of the Company	2,068,068	2,669,036	367,273
Non-controlling interests	(7,979)	(7,175)	(987)
Total shareholders’ equity	2,060,089	2,661,861	366,286
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	6,587,025	7,285,080	1,002,461

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	626,483	1,026,979	141,317	1,073,281	1,863,090	256,370
Leased hotels	219,524	180,333	24,815	406,834	348,382	47,939
Retail	211,648	536,734	73,857	324,581	953,325	131,182
Others	35,054	53,001	7,293	61,949	100,543	13,835
Net revenues	1,092,709	1,797,047	247,282	1,866,645	3,265,340	449,326
Operating costs and expenses:
Hotel operating costs	(509,513)	(775,753)	(106,747)	(891,145)	(1,437,922)	(197,865)
Retail costs	(107,560)	(265,003)	(36,466)	(169,077)	(471,106)	(64,826)
Other operating costs	(13,261)	(9,918)	(1,365)	(23,398)	(19,744)	(2,717)
Selling and marketing expenses	(94,400)	(224,607)	(30,907)	(150,409)	(399,318)	(54,948)
General and administrative expenses	(73,450)	(91,488)	(12,589)	(266,654)	(168,143)	(23,137)
Technology and development expenses	(17,831)	(32,952)	(4,534)	(34,621)	(57,133)	(7,862)
Total operating costs and expenses	(816,015)	(1,399,721)	(192,608)	(1,535,304)	(2,553,366)	(351,355)
Other operating income (expenses), net	29,948	(5,943)	(818)	37,178	4,066	560
Income from operations	306,642	391,383	53,856	368,519	716,040	98,531
Interest income	7,513	12,396	1,706	12,356	25,915	3,566
Gain from short-term investments	8,968	10,945	1,506	14,322	20,537	2,826
Interest expense	(1,676)	(854)	(118)	(3,603)	(1,527)	(210)
Other expenses, net	(3,522)	(85)	(12)	(2,971)	(551)	(76)
Income before income tax	317,925	413,785	56,938	388,623	760,414	104,637
Income tax expense	(78,770)	(109,879)	(15,120)	(131,396)	(198,800)	(27,356)
Net income	239,155	303,906	41,818	257,227	561,614	77,281
Less: net income attributable to non-controlling interests	965	254	35	1,162	804	111
Net income attributable to the Company	238,190	303,652	41,783	256,065	560,810	77,170

Net income	239,155	303,906	41,818	257,227	561,614	77,281
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	25,072	5,622	774	22,992	13,131	1,807
Other comprehensive income, net of income taxes	25,072	5,622	774	22,992	13,131	1,807
Total comprehensive income	264,227	309,528	42,592	280,219	574,745	79,088
Comprehensive income attributable to non-controlling interests	965	254	35	1,162	804	111
Comprehensive income attributable to the Company	263,262	309,274	42,557	279,057	573,941	78,977
Net income per ordinary share
—Basic	0.59	0.73	0.10	0.64	1.36	0.19
—Diluted	0.57	0.73	0.10	0.62	1.35	0.19
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	402,763,517	413,244,101	413,244,101	398,389,853	413,042,603	413,042,603
—Diluted	414,773,664	416,487,748	416,487,748	413,553,602	416,300,958	416,300,958

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	519,908	576,641	79,347	881,565	719,877	99,061
Cash flows from investing activities:
Payment for purchases of property and equipment	(9,791)	(20,136)	(2,771)	(27,410)	(32,751)	(4,507)
Payment for purchases of intangible assets	-	-	-	-	(282)	(39)
Payment for purchases of short-term investments	(2,003,860)	(4,578,000)	(629,953)	(3,332,210)	(7,242,000)	(996,532)
Proceeds from maturities of short-term investments	2,162,234	4,291,899	590,585	3,494,694	7,005,760	964,025
Net cash generated from (used in) investing activities	148,583	(306,237)	(42,139)	135,074	(269,273)	(37,053)
Cash flows from financing activities:
Proceeds from borrowings	-	-	-	40,000	20,000	2,752
Repayment of borrowings	(140,130)	-	-	(141,110)	-	-
Net cash (used in) generated from financing activities	(140,130)	-	-	(101,110)	20,000	2,752
Effect of exchange rate changes on cash and cash equivalents and restricted cash	25,072	4,227	582	23,670	11,628	1,600
Net increase in cash and cash equivalents and restricted cash	553,433	274,631	37,790	939,199	482,232	66,360
Cash and cash equivalents and restricted cash at the beginning of the period	1,975,873	3,049,354	419,605	1,590,107	2,841,753	391,038
Cash and cash equivalents and restricted cash at the end of the period	2,529,306	3,323,985	457,395	2,529,306	3,323,985	457,398

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	239,155	303,906	41,818	257,227	561,614	77,281
Share-based compensation expenses, net of tax effect of nil[2]	9,998	23,885	3,287	151,578	27,027	3,719
Adjusted net income (non-GAAP)	249,153	327,791	45,105	408,805	588,641	81,000

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	239,155	303,906	41,818	257,227	561,614	77,281
Interest income	(7,513)	(12,396)	(1,706)	(12,356)	(25,915)	(3,566)
Interest expense	1,676	854	118	3,603	1,527	210
Income tax expense	78,770	109,879	15,120	131,396	198,800	27,356
Depreciation and amortization	22,289	16,690	2,297	44,186	33,839	4,656
EBITDA (non-GAAP)	334,377	418,933	57,647	424,056	769,865	105,937
Share-based compensation expenses	9,998	23,885	3,287	151,578	27,027	3,719
Adjusted EBITDA (non-GAAP)	344,375	442,818	60,934	575,634	796,892	109,656

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q2 2024	Closed in Q2 2024	As of June 30, 2024	As of June 30, 2024
Manachised hotels	123	12	1,382	157,225
Leased hotels	-	1	30	4,461
Total	123	13	1,412	161,686

		As of June 30, 2024
Brand	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
Atour S	Upscale	66	5	10,421
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	1,040	23	122,944
Atour X	Upper midscale	153	-	16,440
Atour Light	Midscale	122	1	11,615
Total		1,382	30	161,686

	All Hotels in Operation
	Three Months Ended June 30, 2023	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024
Occupancy rate[3] (in percentage)
Manachised hotels	76.8%	73.1%	78.2%
Leased hotels	83.0%	79.3%	83.7%
All hotels	77.1%	73.3%	78.4%

ADR[3] (in RMB)
Manachised hotels	468.1	426.0	436.4
Leased hotels	611.5	541.6	573.0
All hotels	474.8	430.0	440.6

RevPAR[3] (in RMB)
Manachised hotels	376.6	323.7	354.5
Leased hotels	536.8	455.2	503.3
All hotels	383.6	327.9	358.7

	Hotels in Operation for More Than 18 Months in Q2 2024[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q2 2023	Q2 2024	Q2 2023	Q2 2024	Q2 2023	Q2 2024	Q2 2023	Q2 2024
Manachised hotels	859	859	77.9%	80.1%	471.3	445.5	384.6	370.8
Leased hotels	30	30	83.1%	83.7%	613.7	572.8	540.0	503.1
All hotels	889	889	78.1%	80.3%	477.8	451.1	391.3	376.5

3 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. In the second quarter of 2024, no hotels were requisitioned for quarantine needs. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given quarter, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that quarter. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the second quarter of 2024, compared to the corresponding metrics generated by these “same hotels” during the same period in 2023.